July 31, 2020

Ms. Jennifer Monick
Mr. Jeffrey Lewis
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Jones Lang LaSalle Inc
Form 10-K for the year ended December 31, 2019
Filed February 27, 2020
File No. 001-13145

Dear Ms. Monick and Mr. Lewis:
We are responding to your comment letter dated July 22, 2020, to Jones Lang LaSalle Incorporated (the “Company”, “JLL”, “we”, “our” or “us”) with respect to the above referenced document.
For ease of reference, we have repeated the comments of the Securities and Exchange Commission Staff in italics directly preceding our response.
Form 10-K for the year ended December 31, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53
1.We note your disclosure that you generally earn little to no margin on gross contract costs. Please tell us what is meant by little to no margin. Within your response, please quantify the amount of the margin recorded.
Response: We use the term “gross contract costs” to represent indirectly reimbursed costs. Our presentation of “Fee revenue”, a non-GAAP financial measure, represents Revenue less directly and indirectly reimbursed costs we incur on behalf of our clients in order to meet our contractual obligations, regardless of the method of reimbursement. The Fee revenue we present reflects that we earn no margin on gross contract costs as the amount we deduct from Revenue is equal to the actual costs incurred, consistent with the treatment of directly reimbursed costs. Management believes this is an appropriate presentation given the nature of the costs we incur is the same, regardless of the reimbursement method.
To improve the clarity within our definitions and disclosures, the Company proposes to revise its future filings as follows, beginning with our third-quarter 2020 Form 10-Q (strikethrough language will be deleted, and bolded and underlined language will be added):

“Gross contract costs represent certain costs associated with client-dedicated employees and third-party vendors and subcontractors and are indirectly reimbursed through the fees we receive. These costs are presented on a gross basis in Operating expenses with the equal amount of corresponding fees in Revenue before reimbursements. ~~However, as we generally earn little to no margin on such costs,~~ Consistent with our treatment of directly reimbursed expenses, excluding gross contract costs from both Fee revenue and Fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and also enables a more consistent performance assessment across a portfolio of contracts with varying payment terms and structures, including those with direct versus indirect reimbursement of such costs.”
Notes to Consolidated Financial Statements
Note 3. Business Segments, page 97
2.We note your presentation of fee revenue, fee-based segment operating expenses, segment operating income, and segment income, which appear to be profitability metrics reported to your CODM. Please refer to ASC 280-10-50-28 and advise how you determined it was appropriate to present multiple profitability metrics within your segment footnote.
Response: Segment income is the profitability metric reported to our Chief Operating Decision Maker and for which the Chief Operating Decision Maker makes decisions to allocate resources to and assess performance of each segment. The disclosures of fee revenue, fee-based segment operating expenses and segment operating income within Note 3 to our Consolidated Financial Statements were intended to provide readers of our financial statements with additional segment-level financial data each period and to reconcile to other financial information presented within our filings, such as consolidated Operating income. However, these additional disclosures do not represent our profitability measure presented in accordance with ASC 280-10-50-28.
In response to the comment from the Staff, the Company proposes to revise its future filings as follows, beginning with our third-quarter 2020 Form 10-Q (strikethrough language will be deleted, and bolded and underlined language will be added; the tables inserted below will replace our existing tabular disclosures through “Segment Reconciling Items”):
“We manage and report our operations as four business segments:
The three geographic regions of RES including:
(1) Americas,
(2) EMEA and
(3) Asia Pacific;
and
(4) LaSalle, which offers investment management services on a global basis.
Each geographic region offers our full range of real estate services, including agency leasing and tenant representation, capital markets, property and facility management, project and development management, energy management and sustainability, construction management, and advisory, consulting and valuation services. LaSalle provides investment management services to institutional investors and high-net-worth individuals.

~~Operating income represents total revenue less direct and allocated indirect expenses.~~ We allocate all indirect expenses to our segments, other than interest and income taxes, as nearly all expenses incurred benefit one or more of the segments. Allocated expenses primarily consist of corporate global overhead, which we allocate to the business segments based on the budgeted operating expenses of each segment.
Segment income does not include (i) restructuring and acquisition charges, (ii) interest expense, net of interest income, (iii) other income, and (iv) provision for income tax, which are otherwise included in Net income on the Consolidated Statements of Comprehensive Income.
~~For segment reporting, (i) gross contract costs and (ii) net non-cash mortgage servicing rights ("MSR") and mortgage banking derivative activity are both excluded from revenue in determining "fee revenue". Gross contract costs are excluded from operating expenses in determining "fee-based operating expenses." Excluding these costs from revenue and expenses results in a net presentation which we believe more accurately reflects how we manage our expense base, operating margins and performance. Refer to Results of Operations, included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, for a full description of gross contract costs. In addition, our measure of segment results excludes Restructuring and acquisition charges.~~
The Chief Operating Decision Maker of JLL measures and evaluates the segment results based on Segment income for purposes of making decisions about allocating resources and assessing performance. ~~excluding (a) gross contract costs, (b) net non-cash MSR and mortgage banking derivative activity and (c) Restructuring and acquisition charges.~~ As of December 31, 2019, we define the Chief Operating Decision Maker collectively as our Global Executive Board, which comprises the following:

• Global Chief Executive Officer	• Chief Executive Officers of each of our four business segments
• Global Chief Financial Officer	• Global Chief Executive Officer of Corporate Solutions
• Global Chief Administrative Officer	• Global Head of Capital Markets
• Global Co-Chief Executive Officers of JLL Technologies

Summarized financial information by business segment is as follows.

	Year Ended December 31
(in millions)	2019	2018	2017
Americas - Real Estate Services
Leasing	$1,960.5	1,754.1	1,510.1
Capital Markets	914.2	500.3	473.0
Property & Facility Management	5,607.9	5,142.2	4,503.5
Project & Development Services	1,689.6	1,301.7	1,242.8
Advisory, Consulting and Other	406.7	342.7	285.7
Revenue	$10,578.9	9,041.0	8,015.1
Depreciation and amortization	$126.5	109.1	97.5
Equity earnings (losses)	$1.7	0.8	(0.2)
Segment income	$613.1	422.7	350.3

EMEA - Real Estate Services
Leasing	$302.7	333.0	303.6
Capital Markets	411.9	464.1	465.1
Property & Facility Management	1,551.6	1,482.2	1,342.7
Project & Development Services	904.3	920.3	691.1
Advisory, Consulting and Other	300.2	295.4	272.5
Revenue	$3,470.7	3,495.0	3,075.0
Depreciation and amortization	$43.1	50.8	44.6
Equity (losses) earnings	$(1.0)	—	0.3
Segment income	$46.0	77.0	50.9

Asia Pacific - Real Estate Services
Leasing	$260.8	285.0	238.2
Capital Markets	216.1	181.0	211.3
Property & Facility Management	2,205.2	2,158.4	1,975.1
Project & Development Services	527.6	447.0	410.6
Advisory, Consulting and Other	197.8	177.1	172.1
Revenue	$3,407.5	3,248.5	3,007.3
Depreciation and amortization	$26.4	23.2	22.1
Equity earnings	$2.3	2.0	3.2
Segment income	$129.6	115.1	120.4

LaSalle
Advisory fees	$326.4	276.7	265.5
Transaction fees & other	61.3	41.4	33.4
Incentive fees	138.4	215.8	56.9
Revenue	$526.1	533.9	355.8
Depreciation and amortization	$6.4	3.0	3.0
Equity earnings	$33.3	30.0	41.1
Segment income	$147.4	163.7	99.4

The following table is a reconciliation of Segment income to consolidated Operating income.”

	Year Ended December 31,
(in millions)	2019	2018	2017
Segment income – Americas	$613.1	422.7	350.3
Segment income – EMEA	46.0	77.0	50.9
Segment income – APAC	129.6	115.1	120.4
Segment income – LaSalle	147.4	163.7	99.4
Adjustments:
Equity earnings	(36.3)	(32.8)	(44.4)
Restructuring and acquisition charges	(184.4)	(38.8)	(30.7)
Operating income	$715.4	706.9	545.9
* * *
We have reviewed this letter with our auditor, KPMG, LLP, and our Audit Committee. Should you have any questions regarding this matter, please feel free to contact me at 312-228-2228.

Sincerely,

/s/ Karen Brennan
Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Incorporated

CC: Alan Tse, Chief Legal Officer, Jones Lang LaSalle Incorporated